EXHIBIT 12.2

TEXTRON INC. INCLUDING ALL MAJORITY-OWNED SUBSIDIARIES

COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES

(Unaudited)

(In millions except ratios)

	2016	2015	2014	2013	2012
Fixed charges:
Interest expense*	$174	$169	$191	$171	$207
Estimated interest portion of rents	42	38	40	32	32

Total fixed charges	$216	$207	$231	$203	$239

Income:
Income from continuing operations before income taxes	$876	$971	$853	$674	$841
Fixed charges	216	207	231	203	239

Adjusted income	$1,092	$1,178	$1,084	$877	$1,080

Ratio of income to fixed charges	5.06	5.69	4.69	4.32	4.52

*              Includes interest expense on all third-party indebtedness, except for interest related to unrecognized tax benefits which is included in income tax expense.